COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/M.F) n.º 47.508.411/0001-56

MINUTE OF THE SPECIAL SHAREHOLDERS´

MEETING HELD ON SEPTEMBER 21, 2005

1 - DATE, TIME AND PLACE:  On September 21, 2005, at 5:00 p.m., at the Company's head office at Avenida Brigadeiro Luiz Antonio, 3.142, Sao Paulo-SP.

2 - COMPOSITION OF THE DESK:  President: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.

3 - CALL NOTICE:   Call Notice published on September 06, 07 and 09 in the “Diário Oficial do Estado de São Paulo” pages 22, 16 and 06, and on September 06, 07 and 09 in “Folha de São Paulo” pages A12, B4 and B6, respectively.

4 - ATTENDANCE:   Shareholders representing more than two third of the Company´s voting capital, in accordance with the signatures of the shareholders´ attendance book, being verified the existence of legal “quorum” to carry out the Meeting.

AGENDA:  (i) Election of new member of the Advisory Council of the Company.

RESOLUTIONS:  Beginning the works, the shareholders analyzed the item of the Agenda and resolved, unanimously: (i) elect Mr. Marcelo Pereira Lopes de Medeiros, Brazilian, married, engineer, bearer of the Identity Card RG 534.7941 – SSP/SP, enrolled with the Individual Taxpayer´s Registry under nº 022.725.508-94, resident in the capital of the State of São Paulo, domiciled at Av. Brigadeiro Faria Lima, 2277 / 1602, to occupy the Advisory Council of the Company, for a term of office of 3 (three) years.

The elected member of the Advisory Council declares, subject to the penalties of law, that he has not been qualified in any of the crimes due to the law that precludes the exercise of commerce and trade activities, acknowledging the provisions of article 147 of Law nº 6,404/76. The elected member of the Advisory Council will be vested in his office by signing the respective Instrument of Investiture registered in the competent book;

CLOSING:   Having nothing further to decide, the meeting was adjourned for the time necessary to draw up these minute, which was read and approved by all, and signed by those present.

SIGNATURES:  Valentim dos Santos Diniz - President of the Meeting; Marise Rieger Salzano - Secretary of the Meeting.

SHAREHOLDERS: Vieri Participacoes S.A. by itself and as holder of voting rights of Peninsula Participacoes Ltda and Segisor; Peninsula Participacoes Ltda. as holder of the voting rights of Rio Soe Empreendimentos e Participacoes Ltda., both represented by their attorney in fact Marise Rieger Salzano; Ascese Fundo de Investimento em Ações, Classe A Fundo de Investimento de Ações Previdenciário, Dynamo Cougar Fundo Mútuo de Investimentos em Ações, Fundo de Investimento em Ações Lúmina, Samambaia Fundo de Investimento em Ações, TNAD Fundo de Investimentos em Ações, Dynamo Puma II Fundo de Investimento em Participações, Puma Invest LLC and Instituto Ambev de Previdência Privada, all represented by Dynamo Administração de Recursos Ltda (Bruno Hermes da Fonseca Rudge).

True copy of the original registered at the Registry Book.

São Paulo, September 21, 2005.

__________________________
Marise Rieger Salzano
Secretary of the Meeting